Exhibit 2

DIRECTORS AND EXECUTIVE OFFICERS OF ARTS WING

The name, business address, present principal employment and citizenship of the sole director of Arts Wing are set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Robert Liu	ROOM 1202, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsimshatsui East, Kowloon, Hong Kong	Director of Arts Wing	The Republic of Guinea-Bissau

Arts Wing is 100% owned by Mr. Robert Liu. Mr. Liu is the sole director of Arts Wing.